UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Playtex Products, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                   72813P 10 0
                                 (CUSIP Number)

                                 John W. Childs
                        J.W. Childs Equity Partners, L.P.
                               One Federal Street
                           Boston, Massachusetts 02110
                                  (617)753-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 2 of 10 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Equity Partners, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                   (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       2,279,996
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       0
                            9          SOLE DISPOSITIVE POWER

                                       2,279,996
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,279,996
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.78%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 3 of 10 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Advisors, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                   (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       2,279,996
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       0
                            9          SOLE DISPOSITIVE POWER

                                       2,279,996
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,279,996
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.78%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 4 of 10 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Associates, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       2,279,996
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       0
                            9          SOLE DISPOSITIVE POWER

                                       2,279,996
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,279,996
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.78%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 5 of 10 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Associates, Inc.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       2,279,996
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       0
                            9          SOLE DISPOSITIVE POWER

                                       2,279,996
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,279,996
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.78%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                      Page 6 of 10 Pages

Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is Common Stock, $.01 par value per share ("Shares"), of Playtex Products, Inc., a Delaware corporation ("Playtex"), with principal executive offices at 300 Nyala Farms Road, Westport, Connecticut 06880.

Item 2.  Identify and background.

         This amendment is being filed to update the statement filed jointly by J.W. Childs Equity Partners, L.P. ("Childs"), a Delaware limited partnership, J.W. Childs Advisors L.P. ("JWC Advisors"), a Delaware limited partnership which is the general partner of Childs, J.W. Childs Associates, L.P. ("Associates L.P."), a Delaware limited partnership which is the general partner of JWC Advisors and J.W. Childs Associates, Inc. ("Associates Inc."), a Delaware corporation which is the general partner of Associates L.P. Childs, JWC Advisors, Associates L.P. and Associates Inc. are the "Reporting Persons". The agreement among the Reporting Persons relating to joint filing of this amendment was filed as Exhibit 1 to the original statement.

Item 3.  Source and amount of funds or other consideration.

         This amendment is being filed to report a disposition of 5,575,768 Shares (the "Share Sale") as part of the sale by Childs and the Childs Holders of 6,000,000 Shares for $79.5 million, pursuant to the Stock Purchase Agreement described in the prior amendment of this statement. Unless the context requires otherwise, capitalized terms used herein without definition shall have the meanings ascribed to such terms in the original filing or prior amendments of this statement.

Item 4.  Purpose of transaction.

         John Childs resigned as a director of Playtex effective upon completion of the Share Sale. Depending upon Childs' continuing review of market conditions, Childs may (subject to any applicable securities laws) sell all or any part of its remaining Shares.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

         (a) The acquisition by any person of additional securities of Playtex, or the disposition of securities of Playtex;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Playtex or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Playtex or any of its subsidiaries;

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                      Page 7 of 10 Pages

         (d) Any change in the present board of directors or management of Playtex including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Playtex;

         (f) Any other material change in Playtex's business or corporate structure;

         (g) Changes in Playtex's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Playtex by any person;

         (h) Causing a class of securities of Playtex to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Playtex becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) Childs currently holds 2,279,996 Shares (constituting approximately 3.78% of the outstanding Shares, based upon 60,296,851 Shares outstanding at May 11, 1998, according to Playtex's Form 10-Q for the quarter ended March 28,
1998). JWC Advisors is the sole general partner of Childs. Associates L.P. is the sole general partner of JWC Advisors. Associates Inc. is the sole general partner of Associates L.P. Therefore, JWC Advisors, Associates L.P. and Associates Inc. have the power to direct the voting and disposition of any Shares owned or deemed to be beneficially owned by Childs. As a result, JWC Advisors, Associates L.P. and Associates Inc. may be deemed to beneficially own any shares of Issuer Common Stock owned or deemed to be beneficially owned by Childs.

         (b) Except as otherwise described in paragraph (a), Childs has the sole right to vote and direct the disposition of the Shares which are the subject of this statement.

         (c) Other than as may be described in Item 3, no transactions in Shares have been effected by the Reporting Persons during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 8 of 10 Pages

         (e) As a result of the Share Sale, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares as of June 16, 1998.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Except as set forth in this statement, as amended, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Playtex, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be filed as exhibits.

         The following documents are filed as an exhibit to this statement:

         1.       Joint Filing Agreement*

         2.       Stockholders Agreement*

         3.       First Amended and Restated Registration Rights Agreement*

         4.       Form of PCH Subscription Agreement*

         5.       Second Letter Agreement*

         6.       Stock Purchase Agreement*
---------
* Previously filed.

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                      Page 9 of 10 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

June 19, 1998

                         J.W. CHILDS EQUITY PARTNERS, L.P.
                         By: J.W. CHILDS ADVISORS, L.P., its general partner
                         By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                         By: J.W. CHILDS ASSOCIATES, INC., its general partner


                         By: /s/ Adam L. Suttin
                              Name: Adam L. Suttin
                              Title: Vice President

                         J.W. CHILDS ADVISORS, L.P.,
                         By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                         By: J.W. CHILDS ASSOCIATES, INC., its general partner


                         By: /s/ Adam L. Suttin
                              Name: Adam L. Suttin
                              Title: Vice President

                         J.W. CHILDS ASSOCIATES, L.P.,
                         By: J.W. CHILDS ASSOCIATES, INC., its general partner


                         By: /s/ Adam L. Suttin
                              Name: Adam L. Suttin
                              Title: Vice President

                         J.W. CHILDS ASSOCIATES, INC.


                         By: /s/ Adam L. Suttin
                              Name: Adam L. Suttin
                              Title: Vice President

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                     Page 10 of 10 Pages

                                  EXHIBIT INDEX

                           Exhibit

         1.         Joint Filing Agreement*

         2.         Stockholders Agreement*

         3.         First Amended and Restated Registration Rights Agreement*

         4.         Form of PCH Subscription Agreement*

         5.         Second Letter Agreement*

         6.         Stock Purchase Agreement*
---------
* Previously filed.